

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2015

Via E-mail
Jonathan Duskin
Chief Executive Officer and Portfolio Manager
Macellum Capital Management LLC
1270 Avenue of the Americas
New York, New York 10020

Re: The Children's Place, Inc.
Preliminary Proxy Statement filed on Schedule 14A
PREC14A dated April 23rd, 2015 by Macellum Capital Management LLC et al.
File Number: 000-23071

Dear Mr. Duskin,

   We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information to be provided so that we may better understand the disclosure.

   Please respond to this letter by amending the Schedule 14A or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amended filing and any information you provide in response to these comments, we may have additional comments.

PREC14A filing made on April 23, 2015

Letter to Stockholders

1. Rule 14a-6(d) requires that the preliminary proxy statement contain a statement indicating the estimated release date of the definitive proxy statement to security holders. At present, this statement appears at the bottom of the cover letter to stockholders as distinguished from the preliminary proxy statement itself as defined at Rule 14a-101. Please revise or advise.

2. Please provide us with support for the assertions that the participants attempted "to work constructively with the Company" and that "the Company advanced the date of the Annual Meeting." Alternatively, please delete the assertions.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting, page 2

3. We noticed that the proxy statement and other soliciting material will be available at a dedicated website. Please advise us whether or not the participants are relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling their

Macellum
c/o Mr. Jonathan Duskin
April 28, 2015
P a g e | **2**

obligations under Rule 14a-3(a) and Rule 14a-4(f). If so, please summarize for us how compliance with Rule 14a-16 has been effectuated.

Reasons for the Solicitation, page 6

4. Disclose the analysis in support of the belief that the registrant can more than double its earnings per share within the next three years compared to the consensus estimate for fiscal 2014 of $3.04 per share. Refer to SEC Release 34-16833 (May 23, 1980).

5. Disclose the factual bases in support of the following two assertions regarding the registrant: "is carrying 44% more inventory on a comparable sales level in the fourth quarter of 2014 than it did in the fourth quarter of 2010;" and "the Company's poor inventory management is costing the Company an estimated additional $65 to $75 million of working capital."

6. Given the number of retail store closures completed by the registrant since 2010, and plan to close additional stores through 2017, please advise us how the registrant was "accelerating store growth." In addition, please provide us with support for the statement that many retailers were migrating sales operations to the internet of stores and shrinking "footprints."

7. Refer to the following statement: "We find it remarkable that Ms. Elfers' total compensation over the last three years was $42.6 million, which, for comparison, was $12.7 million, or 43%, greater than that of the CEO of Carter's, Inc…" Revise to disclose, if true, that the $42.6 million cited covers a four year period, not a three year period. In addition, please include qualifying disclosure that explains, if true, that the participants' quoted return assumes a calendar year and not a fiscal year as the relevant benchmark for time horizon.

Election of Directors, page 11

8. Notwithstanding the disclosure that the successful election of the participants' nominees to the Board will not result in a change to the majority of the Board of Directors, please revise to state the limitations upon the nominees, if elected, to effectuate future Board action.

9. We noticed that one of the participants' nominees, Mr. Johnson, serves as a director of Tilly's, Inc. Given that Tilly's is one of the registrant's competitors, advise us whether a potential conflict of interest exists and should be disclosed pursuant to Item 5(b)(1) of Schedule 14A. In addition, advise us, with a view toward revised disclosure, whether Mr. Johnson's service to Tilly's, in combination with a successful election to the registrant's Board of Directors, could result in a potential violation of Section 8 of the Clayton Act.

10. We noticed the disclosure that indicates the shares of common stock represented by the proxy card will be voted for substitute nominees contingent upon a named nominee being unable to serve and other conditions being satisfied. To the extent that any substitute nominees would need to be identified in a notice given to the issuer in order to satisfy its advanced notice requirement, and such deadline has passed, please revise the disclosure to remove the implication the voting for substitute nominees is a viable option.

Macellum
c/o Mr. Jonathan Duskin
April 28, 2015
P a g e | **3**

11. Participation in a group, as regulated under Section 13(d)(3), alone and without more, does not result in a group member being deemed to beneficially own another group member's shares. To the contrary, Rule 13d-5(b) of Regulation 13D-G operates to deem a group to have acquired the beneficial ownership of each of its members. Please revise to disclose the basis for one group member potentially being deemed to own another group member's shares, as stated on page 12, or delete the reference, including the disclaimer.

Solicitation of Proxies, page 17

12. Item 4(b) of Schedule 14A requires disclosure of costs "in connection with the solicitation." Instruction 1 to this requirement indicates that such costs include "fees for attorneys…and other costs incidental to the solicitation." Advise us, with a view towards disclosure, whether the legal and attorney fees being paid have been included within the estimated costs associated with this solicitation and the extent to which such all other costs specified in the item and instruction have been or will be disclosed. At present, the disclosure implies that only a narrow description of solicitation costs have been disclosed.

Additional Participant Information, page 17

13. The disclosure indicates that the members of Shareholders for Change at the registrant are participants in the solicitation. Please revise to specify the identities of such members. Refer to Item 4(b)(1) of Schedule 14A.

Incorporation by Reference, page 20

14. We noticed the participants' statement that they have omitted certain disclosures required by law otherwise included in the registrant's proxy statement. Please revise to provide a clearer and unambiguous reference to the fact that the participants will by relying upon the issuer's proxy statement to communicate certain information the participants are otherwise required to disclose, and specify the exact information to be referenced. Refer to Rule 14a-5(c).

Form of Proxy

15. We noticed the disclosures relating to the fact that an executed proxy specifically empowers the proxy holders to vote in their discretion on "any other matters that may properly come before the Annual Meeting." Please qualify the scope of such discretionary authority granted by citing to Rule 14a-4(c)(3) as done on page 20.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants in the solicitation are in possession of all facts relating to the disclosure presented in the above-captioned filing, they are responsible for the accuracy and adequacy of the disclosures they have made.

Macellum
c/o Mr. Jonathan Duskin
April 28, 2015
P a g e | **4**

In responding to our comments, please provide a written statement from each of the participants acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3266 should you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Andrew M. Freedman, Esq.
Megan M Reda, Esq.
Olshan Frome Wolosky LLP